

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 11, 2016

Via E-mail
Ashoka Achuthan
Chief Financial Officer
Westport Innovations Inc.
Suite 101, 1750 West 75th Avenue
Vancouver, British Columbia
Canada V6P 6G2

> **Re: Westport Innovations Inc.**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed December 28, 2015**
> **File No. 333-207253**

Dear Mr. Achuthan:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 13, 2015 letter.

Prospectus

1.   Please provide us your analysis of whether the compensation disclosure in your filing must be updated before this registration statement is declared effective. For guidance, please see the Division of Corporation Finance's Regulation S-K Compliance and Disclosure Interpretation 217.11 available on the Commission's website.

U.S. Federal Income Tax Considerations, page S-4

2.   We note your revisions in response to prior comment 1; however, the reasons for the uncertainty remain unclear. If the only uncertainty relates to the effect of Section 367(a)(1), it is unclear why the first word of the fourth paragraph of this section suggests

there remains uncertainty about the tax-free status under Section 368(a) even assuming away the Section 367(a)(1) issue. Please revise to clarify.

Please contact Caleb French at (202) 551-6947 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Matthew J. Guercio